UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Results for the Second Quarter and First Six Months of 2021

Mexico City, July 26, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter and the first six months of 2021.

SECOND QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 9.1% as compared to the second quarter of 2020 and 1.3% as compared to the same period of 2019. This increase was driven by volume growth across all of our territories as a result of solid execution, coupled with economic reopening and increased mobility across our markets.
•	Total revenues increased 10.9%, comparable revenues increased 19.2%. This increase was driven mainly by volume growth, coupled with pricing initiatives and favorable price-mix effects. These effects were partially offset by unfavorable currency translation. Total revenues remained flat as compared to the same period of 2019.
•	Operating income increased 41.3%, while comparable operating income increased 44.1%. This increase was driven mainly by cost and expense efficiencies, coupled with favorable price-mix effects and raw material hedging initiatives. Additionally, we recognized a positive extraordinary effect of Ps. 1,083 million, driven by the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. These effects were partially offset by the normalization of certain operating expenses and unfavorable currency hedging positions. Operating income increased 14.4% as compared to the same period of 2019.
•	Majority net income increased 56.8%, driven mainly by operating income growth, coupled with a decline in other non-operating expenses related to impairments of Ps. 903 million recognized during the same period of the previous year.
•	Earnings per share[1] were Ps. 0.20 (Earnings per unit were Ps. 1.58 and per ADS were Ps. 15.79.).

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2021
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q 2021	YTD 2021	2Q 2021	YTD 2021	2Q 2021	YTD 2021	2Q 2021	YTD 2021
As Reported	Consolidated	10.9%	4.7%	18.3%	6.9%	41.3%	21.1%	56.8%	38.9%
	Mexico & Central America	10.5%	6.3%	12.6%	8.9%	9.3%	16.8%
	South America	11.7%	2.3%	32.0%	3.1%	387.6%	34.2%

Comparable (2)	Consolidated	19.2%	12.2%	26.1%	13.7%	44.1%	26.9%
	Mexico & Central America	13.7%	7.9%	15.6%	10.4%	11.1%	17.9%
	South America	29.9%	19.6%	55.0%	20.7%	415.3%	58.0%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“We are proud that our efforts to accelerate the recovery are reflected in solid second-quarter results and a solid cash flow generation. Our consolidated revenues increased 10.9%, driven by our portfolio and execution initiatives, coupled with recovering mobility and improving price-mix trends. Notably, our Mexico and Central America division delivered double-digit top-line growth, while our South America division’s outstanding volume performance was driven mainly by a solid growth in Brazil, coupled with recovering trends in Colombia, Argentina, and Uruguay. As a result, our consolidated volumes already exceed our 2019 baseline by 1.3%. Importantly, as part of our resilient profile and disciplined approach, our favorable raw material hedging initiatives combined with cost and expense efficiencies, are enabling us to protect our profitability, while successfully navigating still volatile environments.

As we enter the second half of the year, we are confident that we are taking the right strategic actions to continue building an unparalleled commercial beverage platform that is digitally integrated in order to carry on capturing opportunities to grow profitability. Moreover, we continue ensuring that our employees, clients and consumers remain at the center of every decision and action we take. By delivering on our objectives, we are confident that we will continue to deliver sustainable value for all of our stakeholders for many years to come.”

 ________________________________

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 1 of 16

RECENT DEVELOPMENTS

•	After conducting a thorough analysis, Coca-Cola FEMSA has decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil as of the second quarter 2021. As a result, the Company is recognizing an extraordinary Ps. 1,083 million at the operating income level equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by recent developments and opinions from external advisors.

•	Coca-Cola FEMSA and The Coca-Cola Company have enhanced their Cooperation Framework.

As part of a shared vision for the future, and to continue strengthening its relationship and alignment, Coca-Cola FEMSA and The Coca-Cola Company have agreed to enhance the Cooperation Framework previously announced in July 2016. This enhancement includes additional drivers to grow the business, strengthening our successful and longstanding partnership.

This update contemplates the following main objectives:

o	Growth Principles. As part of this milestone, the companies agree to continuously build and align ambitious business growth plans to increase our operating income via top-line growth, cost and expense efficiencies and the implementation of marketing, commercial strategies and productivity programs.
o	Relationship Economics. Aimed at ensuring that the economics of our business and management incentives are fully aligned towards long-term system value creation. Potential future concentrate price adjustments for sparkling beverages and flavored water in all our territories will consider investment and profitability levels that are mutually beneficial for both parties.
o	Potential new businesses and Ventures. As the System continues to evolve, leveraging Coca-Cola FEMSA’s sales and distribution network, the Company may be allowed to engage in the distribution of potential new businesses such as the distribution of beer, spirits and other consumer goods.
o	Digital Strategy. Development of a joint general framework for digital initiatives as part of both companies’ industry leading digitization efforts.

•	On May 4, 2021, Coca-Cola FEMSA paid the first installment of the 2020 dividend in the amount of Ps. 0.63 per share for a total cash distribution of more than Ps. 5,294 million pesos for the first installment.

•	On June 30, 2021, Coca-Cola FEMSA published its first Green Bond Report, providing an update on the allocation of the use of proceeds from its first-ever green bond, issued in September 2020 for US$705 million. According to best practices, the company reported the use of proceeds for its look-back period, from 2018 to 2020, having allocated US$235.48 million, representing 33.4% of the proceeds from the green bond.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 2 of 16

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2021	2Q 2020	Δ%	Δ%
Total revenues	47,786	43,075	10.9%	19.2%
Gross profit	22,560	19,075	18.3%	26.1%
Operating income	7,248	5,130	41.3%	44.1%
Operating cash flow (2)	10,007	8,221	21.7%	27.4%

Volume increased 9.1% to 851.4 million unit cases, driven mainly by double-digit growth in South America, coupled with solid volume recoveries in Mexico and Central America. Consolidated volume increased 1.3% versus our 2019 baseline.

Total revenues increased 10.9% to Ps. 47,786 million, driven mainly by volume, our pricing initiatives and favorable price-mix effects across our markets. These effects were partially offset by unfavorable currency translation effects from all of our operating currencies. On a comparable basis, total revenues would have increased 19.2%. Total revenues declined 0.4% versus the same period of 2019.

Gross profit increased 18.3% to Ps. 22,560 million, and gross margin expanded 290 basis points to 47.2%, driven mainly by cost efficiencies, successful raw material hedging initiatives, favorable price-mix effects, and the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. These effects were partially offset by an unfavorable currency hedging position and higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 26.1%. Gross profit increased 2.1% versus the second quarter of 2019.

Operating income increased 41.3% to Ps. 7,248 million, and operating margin expanded 330 basis points to 15.2%. This increase was driven mainly by the increase in gross profit, coupled with operating expense efficiencies. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations. On a comparable basis, excluding currency translation effects, our operating income would have increased 44.1%. Our operating income increased 14.4% versus our 2019 baseline.

 ________________________________

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 3 of 16

Comprehensive financing result recorded an expense of Ps. 1,323 million, compared to an expense of Ps. 1,268 million in the same period of 2020. This increase was driven mainly by a foreign exchange loss of Ps. 171 million, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso, as compared to the first quarter of the year. In addition, the Company recorded a lower interest income as compared to the same period of the previous year.

These effects were partially offset by a decrease in interest expenses of Ps. 162 million, driven mainly by the payment of short-term financing incurred during the first quarter of 2020, which was a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

Finally, a gain of Ps. 118 million in monetary position in inflationary subsidiaries was recognized as compared to a gain of Ps. 81 million during the same period of 2020.

Income tax as a percentage of income before taxes was 37.9% as compared to 32.6% during the same period of the previous year. This increase was driven mainly by adjustments to deferred tax reserves, the effects of a higher inflation level, and adjustments in the tax provision.

Net income attributable to equity holders of the company reached Ps. 3,316 million as compared to Ps. 2,115 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with impairments recognized in other non-operating expenses of Ps. 903 million during the same period of 2020. Earnings per share1 were Ps. 0.20 (Earnings per unit were Ps. 1.58 and per ADS were Ps. 15.79.).

 ________________________________

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 4 of 16

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2021	YTD 2020	Δ%	Δ%
Total revenues	92,500	88,341	4.7%	12.2%
Gross profit	42,491	39,749	6.9%	13.7%
Operating income	13,147	10,854	21.1%	26.9%
Operating cash flow (2)	18,816	17,295	8.8%	14.8%

Volume increased 4.9% to 1,652.1 million unit cases in the first six months of 2021 as compared to the same period of 2020, driven mainly by gradual recoveries and increases in mobility across our markets. Consolidated volume increased 0.9% as compared with the same period of 2019.

Total revenues increased 4.7% to Ps. 92,500 million in the first six months of 2021 as compared to the same period of 2020, driven mainly by volume growth, coupled with our pricing initiatives and favorable price-mix effects. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies into Mexican Pesos. On a comparable basis, total revenues would have increased 12.2%. Total revenues declined 2.1% versus the same period of 2019.

Gross profit increased 6.9% to Ps. 42,491 million in the first six months of 2021 as compared to the same period of 2020, and gross margin expanded 90 basis points to 45.9%. Our raw material hedging initiatives, cost efficiencies, favorable price-mix effects, and the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone were partially offset by an unfavorable currency hedging position, the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs, and higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 13.7%. Gross profit declined 1.4% versus 2019.

Operating income increased 21.1% to Ps. 13,147 million in the first six months of 2021 as compared to the same period of 2020, and operating margin expanded 190 basis points to 14.2%. This increase was driven mainly by operating expense efficiencies and an increase in gross profit. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations and unfavorable currency translation effects. On a comparable basis, operating income would have increased 26.9%. Our operating income increased 8.9% versus our 2019 baseline.

 ________________________________

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 5 of 16

Comprehensive financing result recorded an expense of Ps. 2,454 million during the first six months of 2021 compared to an expense of Ps. 3,467 million in the same period of 2020.

Interest expense, net, recorded a decrease during the first six months of 2021, driven mainly by a one-time interest expense related to our successful debt refinancing initiatives during the first quarter of 2020, coupled with the payment of short-term financings during the first six months of 2021. These short-term financings were a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

In addition, we recognized a larger gain in monetary position in inflationary subsidiaries as compared to the same period of 2020.

These effects were partially offset by a foreign exchange loss of Ps. 156 million, as compared to a gain of Ps. 493 million registered during the same period of 2020, as our cash exposure to U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 36.5% as compared to 31.5% during the first six months of the previous year. This increase was driven mainly by tax impacts related to higher inflation in 2021, adjustments of deferred tax assets and effects of certain changes on tax legislation where we operate.

Net income attributable to equity holders of the company increased 38.9% to reach Ps. 6,472 million in the first six months of 2020 as compared to Ps. 4,658 million during the same period of the previous year. This increase was driven mainly by an increase in operating income, coupled with lower financial costs related to a one-time increase in our interest expense in 2020 and lower non-operative expenses due to impairments of Ps. 903 million recognized during the first six months of 2020. Earnings per share1 were Ps. 0.39 (Earnings per unit were Ps. 3.08 and earnings per ADS were Ps. 30.81.).

 ________________________________

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 6 of 16

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2021	2Q 2020	Δ%	Δ%
Total revenues	30,262	27,380	10.5%	13.7%
Gross profit	15,175	13,480	12.6%	15.6%
Operating income	5,132	4,696	9.3%	11.1%
Operating cash flow (2)	6,821	6,482	5.2%	7.7%

Volume increased 4.6% to 545.8 million unit cases, driven mainly by double-digit growth in Guatemala, Panama, and Nicaragua, coupled with volume recoveries in Mexico and Costa Rica. Volume declined 1.6% versus our 2019 baseline.

Total revenues increased 10.5% to Ps. 30,262 million, driven by volume increases, our pricing initiatives, and favorable price-mix effects. These effects were partially offset by an unfavorable currency translation effect from all our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have increased 13.7%. Total revenues grew 4.3% versus the same period of 2019.

Gross profit increased 12.6% to Ps. 15,175 million, and gross margin increased 90 basis points, driven mainly by cost efficiencies coupled with favorable raw material hedging strategies and favorable price-mix effects. These factors were partially offset by higher concentrate costs in Mexico and an unfavorable currency hedging position. On a comparable basis, gross profit would have increased 15.6%. Gross profit increased 7.1% versus our 2019 baseline.

Operating income increased 9.3% to Ps. 5,132 million, and operating margin contracted 20 basis points to 17.0%, driven mainly by gross profit growth. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance as compared to the same period in 2020. On a comparable basis, operating income would have increased 11.1%. Our operating income increased 13.4% versus our 2019 baseline.

 ________________________________

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 7 of 16

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2021	2Q 2020	Δ%	Δ%
Total revenues	17,524	15,695	11.7%	29.9%
Gross profit	7,385	5,595	32.0%	55.0%
Operating income	2,116	434	387.6%	415.3%
Operating cash flow (2)	3,186	1,739	83.2%	109.1%

Volume increased 17.9% to 305.6 million unit cases, driven mainly by double-digit growth in all of our markets, led mainly by Brazil and Colombia that grew volumes as compared to 2019. The division’s volume increased 6.8% versus our 2019 baseline.

Total revenues increased 11.7% to Ps. 17,524 million, driven mainly by volume growth across our territories and favorable price-mix effects, partially offset by an unfavorable currency translation effect resulting from the depreciation of all of our operating currencies in the division as compared to the Mexican Peso. On a comparable basis, excluding currency translation effects, total revenues would have increased 29.9%. Total revenues declined 7.6% versus the same period of 2019, driven mainly by unfavorable currency translation effects.

Gross profit increased 32.0% to Ps. 7,385 million, and gross margin expanded 650 basis points to 42.1%. This increase is a result of improving operating leverage and price-mix effects, cost efficiencies, and our favorable raw material hedging position, coupled with the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. These effects were partially offset by an unfavorable currency hedging position, the depreciation in the average exchange rate of the Argentine Peso as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 55.0%. Gross profit decreased 7.0% versus our 2019 baseline.

Operating income increased 387.6% to Ps. 2,116 million, and operating margin expanded 930 basis points, driven mainly by gross profit growth, coupled with operating expense efficiencies. These effects were partially offset by the gradual normalization of marketing, labor, and maintenance expenses and an operating foreign exchange loss. On a comparable basis, operating income would have increased 415.3%. Operating income increased 16.8% versus our 2019 baseline.

 ________________________________

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 8 of 16

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 9 of 16

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 10 of 16

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,660.0		3,636.9		28.1%	28.1%	9,035.0		8,288.0		9.0%	9.0%
Volume (million unit cases)	851.4		780.7		9.1%	9.1%	1,652.1		1,574.3		4.9%	4.9%
Average price per unit case	51.78		50.56		2.4%		51.34		51.18		0.3%
Net revenues	47,639		42,944		10.9%		92,181		87,821		5.0%
Other operating revenues	147		131		12.3%		320		520		-38.5%
Total revenues (2)	47,786	100.0%	43,075	100.0%	10.9%	19.2%	92,500	100.0%	88,341	100.0%	4.7%	12.2%
Cost of goods sold	25,226	52.8%	24,000	55.7%	5.1%		50,009	54.1%	48,593	55.0%	2.9%
Gross profit	22,560	47.2%	19,075	44.3%	18.3%	26.1%	42,491	45.9%	39,749	45.0%	6.9%	13.7%
Operating expenses	15,189	31.8%	13,630	31.6%	11.4%		28,991	31.3%	28,132	31.8%	3.1%
Other operative expenses, net	152	0.3%	206	0.5%	-26.2%		364	0.4%	522	0.6%	-30.2%
Operative equity method (gain) loss in associates(3)	(29)	-0.1%	109	0.3%	NA		(11)	0.0%	241	0.3%	NA
Operating income (5)	7,248	15.2%	5,130	11.9%	41.3%	44.1%	13,147	14.2%	10,854	12.3%	21.1%	26.9%
Other non operative expenses, net	(83)	-0.2%	997	2.3%	NA		(80)	-0.1%	990	1.1%	NA
Non Operative equity method (gain) loss in associates (4)	72	0.2%	(25)	-0.1%	NA		71	0.1%	(98)	-0.1%	NA
Interest expense	1,463		1,625		-9.9%		2,936		4,691		-37.4%
Interest income	194		269		-28.0%		356		556		-35.9%
Interest expense, net	1,270		1,356		-6.4%		2,580		4,136		-37.6%
Foreign exchange loss (gain)	171		(8)		NA		156		(493)		NA
Loss (gain) on monetary position in inflationary subsidiries	(118)		(81)		46.2%		(291)		(175)		66.6%
Market value (gain) loss on financial instruments	1		1		-10.4%		9		(1)		NA
Comprehensive financing result	1,323		1,268		4.4%		2,454		3,467		-29.2%
Income before taxes	5,936		2,889		105.4%		10,702		6,494		64.8%
Income taxes	2,268		969		133.9%		3,927		2,091		87.8%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	3,668		1,920		91.1%		6,775		4,403		53.9%
Net income attributable to equity holders of the company	3,316	6.9%	2,115	4.9%	56.8%		6,472	7.0%	4,658	5.3%	38.9%
Non-controlling interest	352	0.7%	(195)	-0.5%	NA		303	0.3%	(256)	-0.3%	NA

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,248	15.2%	5,130	11.9%	41.3%		13,147	14.2%	10,854	12.3%	21.1%
Depreciation	2,179		2,324		-6.2%		4,417		4,577		-3.5%
Amortization and other operative non-cash charges	580		767		-24.4%		1,252		1,864		-32.8%
Operating cash flow (5)(6)	10,007	20.9%	8,221	19.1%	21.7%	27.4%	18,816	20.3%	17,295	19.6%	8.8%	14.8%
CAPEX	2,841		1,788		58.9%		4,301		3,867		11.2%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 11 of 16

RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,790.7		2,346.7		18.9%	18.9%	5,174.6		4,943.0		4.7%	4.7%
Volume (million unit cases)	545.8		521.6		4.6%	4.6%	1,017.1		998.0		1.9%	1.9%
Average price per unit case	55.42		52.45		5.7%		55.28		52.98		4.3%
Net revenues	30,250		27,363				56,224		52,875
Other operating revenues	12		17				19		29
Total Revenues (2)	30,262	100.0%	27,380	100.0%	10.5%	13.7%	56,242	100.0%	52,904	100.0%	6.3%	7.9%
Cost of goods sold	15,087	49.9%	13,899	50.8%			27,995	49.8%	26,970	51.0%
Gross profit	15,175	50.1%	13,480	49.2%	12.6%	15.6%	28,247	50.2%	25,933	49.0%	8.9%	10.4%
Operating expenses	10,000	33.0%	8,614	31.5%			18,572	33.0%	17,185	32.5%
Other operative expenses, net	62	0.2%	128	0.5%			251	0.4%	515	1.0%
Operative equity method (gain) loss in associates (3)	(19)	-0.1%	42	0.2%			(70)	-0.1%	103	0.2%
Operating income (4)	5,132	17.0%	4,696	17.2%	9.3%	11.1%	9,494	16.9%	8,131	15.4%	16.8%	17.9%
Depreciation, amortization & other operating non-cash charges	1,689	5.6%	1,786	6.5%			3,490	6.2%	3,955	7.5%
Operating cash flow (4)(5)	6,821	22.5%	6,482	23.7%	5.2%	7.7%	12,984	23.1%	12,085	22.8%	7.4%	8.8%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,869.3		1,290.2		44.9%	44.9%	3,860.4		3,345.1		15.4%	15.4%
Volume (million unit cases)	305.6		259.1		17.9%	17.9%	634.9		576.3		10.2%	10.2%
Average price per unit case	45.29		46.75		-3.1%		45.04		48.05		-6.3%
Net revenues	17,389		15,581				35,957		34,946
Other operating revenues	135		114				301		492
Total Revenues (2)	17,524	100.0%	15,695	100.0%	11.7%	29.9%	36,258	100.0%	35,438	100.0%	2.3%	19.6%
Cost of goods sold	10,139	57.9%	10,100	64.4%			22,014	60.7%	21,622	61.0%
Gross profit	7,385	42.1%	5,595	35.6%	32.0%	55.0%	14,244	39.3%	13,815	39.0%	3.1%	20.7%
Operating expenses	5,189	29.6%	5,016	32.0%			10,419	28.7%	10,947	30.9%
Other operative expenses, net	90	0.5%	77	0.5%			113	0.3%	7	0.0%
Operative equity method (gain) loss in associates (3)	(10)	-0.1%	67	0.4%			59	0.2%	139	0.4%
Operating income (4)	2,116	12.1%	434	2.8%	387.6%	415.3%	3,653	10.1%	2,723	7.7%	34.2%	58.0%
Depreciation, amortization & other operating non-cash charges	1,070	6.1%	1,305	8.3%			2,179	6.0%	2,487	7.0%
Operating cash flow (4)(5)	3,186	18.2%	1,739	11.1%	83.2%	109.1%	5,832	16.1%	5,210	14.7%	11.9%	31.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 12 of 16

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-21	Dec-20	% Var.	Liabilities & Equity	Jun-21	Dec-20	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	3,148	5,017	-37%
	46,786	43,497	8%	Suppliers	19,663	17,195	14%
Total accounts receivable	8,895	11,523	-23%	Short-term leasing Liabilities	554	560
Inventories	11,580	9,727	19%	Other current liabilities	24,614	20,073	23%
Other current assets	7,785	7,693	1%	Total current liabilities	47,979	42,845	12%
Total current assets	75,046	72,440	4%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	81,213	82,461	-2%
Property, plant and equipment	108,334	109,551	-1%	Long Term Leasing Liabilities	891	746
Accumulated depreciation	(49,910)	(50,091)	0%	Other long-term liabilities	15,417	14,557	6%
Total property, plant and equipment, net	58,424	59,460	-2%	Total liabilities	145,500	140,609	3%
Right of use assets	1,425	1,278	11%	Equity
Investment in shares	7,607	7,623	0%	Non-controlling interest	6,131	5,583	10%
Intangible assets and other assets	104,248	103,971	0%	Total controlling interest	113,454	116,874	-3%
Other non-current assets	18,335	18,294	0%	Total equity	119,585	122,457	-2%
Total Assets	265,085	263,066	1%	Total Liabilities and Equity	265,085	263,066	1%

	June 30, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	53.0%	24.1%	7.0%
U.S. Dollars	26.6%	0.0%	2.9%
Colombian Pesos	2.2%	5.7%	3.8%
Brazilian Reals	15.7%	55.6%	6.8%
Uruguayan Pesos	1.6%	0.0%	7.3%
Argentine Pesos	0.8%	0.0%	46.7%
Total Debt	100%	11.0%	6.1%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	2Q 2021	FY 2020	Δ%
Net debt including effect of hedges (1)(3)	36,392	42,194	-13.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.94	1.13
Operating cash flow/ Interest expense, net (1)	7.29	5.46
Capitalization (2)	42.0%	42.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 13 of 16

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2021					2Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	348.8	23.4	75.9	32.1	480.2	346.5	15.9	76.5	27.0	465.9	3.1%
Guatemala	29.6	1.0	-	1.8	32.4	26.5	0.7	-	0.8	28.0	15.9%
CAM South	27.6	1.6	0.1	3.9	33.2	24.2	0.8	0.1	2.8	27.8	19.3%
Mexico and Central America	406.1	26.0	76.0	37.7	545.8	397.1	17.4	76.6	30.5	521.6	4.6%
Colombia	53.6	5.1	3.5	4.5	66.8	46.5	2.0	3.6	2.1	54.3	23.0%
Brazil (3)	177.0	8.4	1.5	12.7	199.5	157.4	5.7	1.8	8.7	173.5	15.0%
Argentina	24.1	2.1	1.2	2.7	30.1	19.7	1.2	1.2	1.2	23.2	29.4%
Uruguay	8.1	1.0	-	0.1	9.3	7.4	0.6	-	0.1	8.1	14.3%
South America	262.8	16.6	6.2	20.0	305.6	230.9	9.6	6.5	12.0	259.1	17.9%
TOTAL	668.9	42.7	82.2	57.7	851.4	628.0	27.0	83.1	42.6	780.7	9.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2021					2Q 2020					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,895.5	171.0		225.2	2,291.6	1,709.5	118.0		171.1	1,998.6	14.7%
Guatemala	226.7	10.7		18.0	255.4	161.7	7.5		6.8	176.0	45.1%
CAM South	193.9	10.3		39.3	243.6	141.9	4.7		25.5	172.1	41.5%
Mexico and Central America	2,316.1	192.1		282.5	2,790.7	2,013.1	130.2		203.4	2,346.7	18.9%
Colombia	344.5	56.0		39.2	439.7	236.4	25.0		17.0	278.4	57.9%
Brazil (3)	1,045.4	71.6		129.8	1,246.8	773.1	44.0		76.1	893.3	39.6%
Argentina	111.2	11.9		18.8	142.0	72.9	5.9		7.1	85.9	65.3%
Uruguay	35.9	3.6		1.4	40.9	27.8	3.4		1.4	32.6	25.3%
South America	1,537.0	143.0		189.2	1,869.3	1,110.3	78.3		101.6	1,290.2	44.9%
TOTAL	3,853.2	335.1		471.7	4,660.0	3,123.4	208.5		305.0	3,636.9	28.1%

Revenues
Expressed in million Mexican Pesos	2Q 2021	2Q 2020	Δ %
Mexico	25,201	22,504	12.0%
Guatemala	2,556	2,465	3.7%
CAM South	2,505	2,410	3.9%
Mexico and Central America	30,262	27,380	10.5%
Colombia	3,118	2,606	19.7%
Brazil (4)	12,369	11,406	8.4%
Argentina	1,346	1,066	26.3%
Uruguay	690	617	11.9%
South America	17,524	15,695	11.7%
TOTAL	47,786	43,075	10.9%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.3,549.0 million for the second quarter of 2021 and Ps.3,467.9 million for the same period of the previous year.

 ________________________________

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.
Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 14 of 16

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2021					YTD 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	644.9	41.3	141.8	60.3	888.4	647.9	37.1	144.7	55.5	885.1	0.4%
Guatemala	58.2	1.9	-	3.2	63.3	50.6	1.6	-	1.7	53.9	17.4%
CAM South	54.5	3.1	0.2	7.5	65.4	49.2	2.8	0.3	6.6	58.9	11.0%
Mexico and Central America	757.7	46.4	142.0	71.0	1,017.1	747.7	41.5	145.0	63.9	998.0	1.9%
Colombia	107.9	10.4	7.4	8.7	134.5	96.7	8.4	8.7	5.9	119.7	12.3%
Brazil (3)	358.2	19.8	3.7	26.6	408.3	331.9	21.2	4.7	21.8	379.5	7.6%
Argentina	58.2	5.1	3.0	6.3	72.7	47.0	5.0	2.6	3.9	58.5	24.3%
Uruguay	17.0	2.3	-	0.3	19.6	16.5	1.9	-	0.2	18.6	5.5%
South America	541.3	37.7	14.1	41.9	635.0	492.0	36.5	15.9	31.8	576.3	10.2%
TOTAL	1,298.9	84.0	156.2	113.0	1,652.1	1,239.7	78.0	160.9	95.7	1,574.3	4.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2021					YTD 2020					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	3,485.7	302.5		418.8	4,207.0	3,484.6	276.6		385.1	4,146.2	1.5%
Guatemala	443.1	20.0		31.6	494.6	347.4	16.1		16.1	379.5	30.3%
CAM South	377.5	20.3		75.3	473.0	331.6	18.3		67.3	417.2	13.4%
Mexico and Central America	4,306.3	342.7		525.7	5,174.6	4,163.5	311.0		468.5	4,943.0	4.7%
Colombia	693.3	113.8		75.7	882.8	584.7	104.7		54.1	743.5	18.7%
Brazil (3)	2,109.3	167.8		271.6	2,548.7	1,865.0	175.3		207.6	2,247.9	13.4%
Argentina	266.7	29.6		43.9	340.1	215.0	28.0		25.5	268.4	26.7%
Uruguay	77.2	8.3		3.3	88.8	74.0	8.6		2.6	85.2	4.2%
South America	3,146.5	319.5		394.5	3,860.4	2,738.7	316.5		289.8	3,345.1	15.4%
TOTAL	7,452.7	662.2		920.1	9,035.0	6,902.3	627.5		758.3	8,288.0	9.0%

Revenues
Expressed in million Mexican Pesos	YTD 2021	YTD 2020	Δ %
Mexico	46,248	43,571	6.1%
Guatemala	5,006	4,453	12.4%
CAM South	4,989	4,880	2.2%
Mexico and Central America	56,242	52,904	6.3%
Colombia	6,403	5,779	10.8%
Brazil (4)	25,172	25,374	-0.8%
Argentina	3,224	2,890	11.6%
Uruguay	1,460	1,394	4.7%
South America	36,258	35,438	2.3%
TOTAL	92,500	88,341	4.7%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 7,363.2 million for the first six months of 2021 and Ps. 7,254 million for the same period of the previous year.

 ________________________________

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 15 of 16

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q21	YTD
Mexico	6.02%	1.59%	3.30%
Colombia	2.89%	1.65%	3.13%
Brazil	8.28%	2.30%	3.68%
Argentina	47.13%	9.63%	24.53%
Costa Rica	1.82%	0.84%	0.60%
Panama	0.06%	1.24%	1.60%
Guatemala	5.26%	7.65%	2.01%
Nicaragua	3.47%	4.21%	2.28%
Uruguay	6.54%	1.36%	4.38%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q21	2Q20	Δ %	YTD 21	YTD 20	Δ %
Mexico	20.05	23.36	-14.2%	20.23	21.61	-6.4%
Colombia	3,695.61	3,847.63	-4.0%	3,675.95	3,692.48	-0.4%
Brazil	5.30	5.39	-1.7%	5.38	4.92	9.3%
Argentina	94.07	67.68	39.0%	93.32	64.59	44.5%
Costa Rica	618.69	575.52	7.5%	617.59	574.89	7.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.70	0.3%	7.72	7.69	0.4%
Nicaragua	35.08	34.21	2.5%	35.05	34.09	2.8%
Uruguay	43.89	43.13	1.8%	43.99	41.36	6.4%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-21	Jun-20	Δ %	Mar-21	Mar-20	Δ %
Mexico	19.80	22.97	-13.8%	20.60	23.51	-12.4%
Colombia	3,756.67	3,758.91	-0.1%	3,736.91	4,064.81	-8.1%
Brazil	5.00	5.48	-8.7%	5.70	5.20	9.6%
Argentina	95.72	70.46	35.9%	92.00	64.47	42.7%
Costa Rica	621.92	583.49	6.6%	615.81	587.37	4.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.74	7.70	0.6%	7.71	7.68	0.4%
Nicaragua	35.17	34.34	2.4%	34.99	34.09	2.7%
Uruguay	43.58	42.21	3.2%	44.19	43.01	2.7%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: July 26, 2021